UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-16857

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Horizon Offshore 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Horizon Offshore, Inc.

2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042

HORIZON OFFSHORE 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the
Administrator of the Horizon Offshore 401(k) Plan:

     We have audited the accompanying statements of net assets available for benefits of the Horizon Offshore 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of the year ended December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Houston, Texas
June 20, 2005

HORIZON OFFSHORE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

INVESTMENTS	$6,085,826	$5,770,187

PARTICIPANT CONTRIBUTIONS RECEIVABLE	76,577	93,527

EMPLOYER CONTRIBUTIONS RECEIVABLE	26,262	32,188

OTHER RECEIVABLE FROM EMPLOYER	1,243	—

Total Assets	$6,189,908	$5,895,902

LIABILITIES

ADMINISTRATIVE EXPENSES PAYABLE	$8,169	$9,084

DISTRIBUTIONS PAYABLE TO HIGHLY COMPENSATED EMPLOYEES	39,788	98,074

Total Liabilities	$47,957	$107,158

NET ASSETS AVAILABLE FOR BENEFITS	$6,141,951	$5,788,744

The accompanying notes are an integral part of these financial statements.

HORIZON OFFSHORE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

2004
INVESTMENT INCOME:

Net depreciation in fair value of investments	$(562,186)

Interest and dividends	70,406

CONTRIBUTIONS:

Participants	1,276,133

Rollovers	1,016

Employer	404,030

Additions	1,189,399

BENEFITS PAID TO PARTICIPANTS	796,357

ADMINISTRATIVE EXPENSES	39,835

Deductions	836,192

Net increase	353,207

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	5,788,744

End of year	$6,141,951

The accompanying notes are an integral part of this financial statement.

HORIZON OFFSHORE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. SUMMARY OF THE PLAN:

General

     The following description of the Horizon Offshore 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is for the exclusive benefit of all eligible employees of Horizon Offshore, Inc. and its subsidiaries (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended.

Status of Plan Sponsor

     The Plan Sponsor has incurred operating and net losses for the past three years and has an accumulated deficit at December 31, 2004. The Company restructured its debt through a series of transactions completed in the first half of 2005. Additionally, the Company delisted its shares of common stock from the Nasdaq National Market, effective as of the close of business on April 1, 2005. See Note 5 for discussion of recent events.

Eligibility and Contributions

     All employees who were previously not covered by a benefit plan established pursuant to a certain collective bargaining agreement and who have been employed by the Company for six months and have attained the age of 18 are eligible to participate in the Plan.

     Participant contributions cannot be less than 1 percent nor more than 15 percent of a participant’s eligible annual compensation up to the maximum deferrable amount allowed by the Internal Revenue Service (IRS) ($13,000 for 2004). Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch-up” contribution, is subject to an annual maximum amount ($3,000 for 2004).

     The Company makes a matching contribution (Employer Matching Contribution), which in 2004 was equal to 50 percent of participant contributions, not to exceed 6 percent of participant compensation in any Plan year. In 2004 and 2003, the Employer Matching Contribution consisted of the issuance of the Company’s stock from treasury and was invested directly in the participant’s account but may subsequently be transferred to another investment fund, at the participant’s direction, in accordance with provisions of the Plan. The Company may also contribute additional amounts at its sole discretion. No discretionary amounts were contributed in 2004 or 2003. Pursuant to a recapitalization letter agreement the Company entered into on March 31, 2005, see Note 5, the Company ceased making the Employer Matching Contribution with treasury stock and began making this contribution in cash. The Employer Matching Contribution is now invested in the same investment funds as the participant’s personal investment elections.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

     Each participant’s account is credited with the participant’s contribution, the Employer Matching Contribution and the participant’s share of the income and any appreciation or depreciation of the funds invested.

     The Plan is subject to and has satisfied the minimum funding requirements of ERISA for 2004.

Vested Benefits

     Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in the remainder of their accounts based on years of service with the Company in accordance with the following schedule:

Years of Vested Service	Vested Percentage
Less than 2 2 3 4 5 6	0% 20 40 60 80 100

     The Plan provides for a participant to be fully vested upon death, permanent disability or the employee’s normal retirement date. The Plan also provides that forfeitures, if any, will reduce the amount of the Company’s Employer Matching Contribution or Plan expenses. The Company used $31,764 in forfeitures to pay Plan expenses during 2004. At December 31, 2004 and 2003, $66,855 and $57,026, respectively, of unallocated forfeitures were available to reduce future Company contributions or Plan expenses.

Administration

     The general administration of the Plan is vested with a plan administrator. The plan administrator is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants, and direct disbursements of benefits in accordance with the provisions of the Plan.

Trustee and Custodian of Plan Assets

     The board of directors of the Company entered into a contract with Reliance Trust Company whereby Reliance Trust Company serves as trustee and asset custodian of the Plan. Metropolitan Life Insurance Company serves as record keeper of the Plan. The trustee is authorized to receive contributions, manage, invest and reinvest the trust fund and authorize payments to such persons as it deems appropriate in accordance with the Plan. The term “trust fund” refers to all assets of whatsoever kind or nature that at any time, or from time to time, may be acquired or held by the trustee under the trust forming a part of the Plan.

Funds

     Each participant has the right upon enrollment to select fund(s) in which the balance in the participant’s account will be invested. Participants can direct their investment balances in whole percentage increments into various guaranteed investment contracts, pooled separate accounts offered by Metropolitan Life Insurance Company and the Company’s common stock. Participants may subsequently change their investment options or transfer their balances between funds, in whole percentage increments, on any given day.

     During 2004, investments in the Company’s common stock represented approximately 39 percent of total contributions to the Plan. Investments in the Company’s common stock represented approximately 22 percent and 32 percent of total Plan assets as of December 31, 2004 and 2003, respectively.

Loans

     Participants are not allowed to borrow from the Plan.

Benefits

     The participant’s pretax contributions will be available to such participant in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for six months.

     Upon death, permanent disability or retirement, each participant will receive a lump-sum amount equal to the value of his or her account. Terminated employees are not required to withdraw amounts from their Plan accounts if such accounts are greater than $5,000.

Federal Income Taxes

     The Plan originally received a determination letter from the IRS dated November 18, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and, therefore, the related trust was exempt from taxation. However, the Plan was amended subsequent to the issuance of the determination letter. Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. On March 17, 2005, the Plan received an updated determination letter stating that the Plan continues to qualify under Section 401(a) of the Code.

     The Plan failed to pass the Actual Deferral Percentage Test and the Actual Contribution Percentage Test for the 2004 plan year. In order to correct these testing failures, Federal law generally requires that the corrective distributions be made no later than December 31, 2005. The Company made the necessary corrective distributions as of March 15, 2005. The amount recorded by the Plan related to the 2004 nondiscrimination testing is $39,788 as of December 31, 2004 and has been recorded in the accompanying Statements of Net Assets Available for Benefits.

     Considering the remedial actions taken pursuant to the provisions of the Plan document, management believes that the failed nondiscrimination testing will not affect the tax-exempt status of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting and Investment Valuation

     The accompanying financial statements of the Plan are presented on the accrual basis of accounting. The financial statements and supplemental schedule have been prepared assuming that the Plan will continue as a going concern. Investment securities are recorded at cost when purchased but are adjusted to market value at the end of each month for financial reporting purposes.

     Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 4.20 percent in 2004 and 4.50 percent in 2003. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than 3 percent and was 4.20 percent at December 31, 2004 and 4.50 percent at December 31, 2003.

     The fair value of the participation units owned by the Plan in mutual funds is based on the mutual funds’ quoted market prices, which represent the net asset value of the underlying investments as reported by the funds on the last business day of the Plan year.

     The MetLife Stock Market Index Guarantee Fund offered under the MetLife program is a pooled separate account. The value of the separate account is determined at the close of each business day based on market value. The value of the account is expressed in “units.” The units are net of daily investment management expenses. The unit value is the dollar value of one unit, determined as of the close of each business day.

     The Company’s common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The Company’s common stock traded on the Nasdaq National Market until the close of business on April 1, 2005 when it was delisted from the Nasdaq National Market and began trading on the OTC Bulletin Board on April 4, 2005. See Note 5.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Net appreciation (depreciation) on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan’s share of the investment income.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

     The Plan provides for various investments in guaranteed investment contracts, pooled separate accounts and the Company’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

Benefits and Expenses

     Administrative expenses, including legal, trustee and accounting fees, are paid by forfeitures and allocations to participant accounts. Forfeitures are the portion of an employer’s contribution that may be lost when a participant separates from service before becoming 100 percent vested. Only the non-vested portions of employer contributions are subject to forfeiture. Benefits are recorded when paid.

Termination of the plan

     The Plan is intended as a long-range permanent program; however, the Company reserves the right to change, suspend or discontinue the Plan at any time. In the event the Plan is discontinued, the participants will become 100 percent vested in their account value at the time of such discontinuance.

3. INVESTMENTS:

     The carrying values of individual investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2004 and 2003 are as follows:

2004-

Investments at fair value as determined by quoted market price

Pooled separate accounts-
Janus Balanced Fund	$824,567
MetLife Stock Market Index Guarantee Fund	666,777
American Century: 20th Century Ultra Fund	657,032
American Century Strategic Allocation: Aggressive Fund	440,084
Janus Worldwide Fund	433,436
Dreyfus Founders Growth Fund	347,690
Horizon Offshore, Inc., common stock	1,351,268

Investments at contract value

Metropolitan Life Insurance Company, guaranteed investment contract, 4.20%	854,316

2003-

Investments at fair value as determined by quoted market price

Pooled separate accounts-
Janus Balanced Fund	$831,503
MetLife Stock Market Index Guarantee Fund	516,950
American Century: 20th Century Ultra Fund	538,586
Janus Worldwide Fund	364,887
Horizon Offshore, Inc., common stock	1,874,592

Investments at contract value

Metropolitan Life Insurance Company, guaranteed investment contract, 4.50%	677,238

     During the year ended December 31, 2004, the Plan’s investments appreciated (depreciated) in value as follows:

2004
Investments at fair value as determined by quoted market price

Pooled separate accounts	$271,591
Horizon Offshore, Inc., common stock	(833,777)

$(562,186)

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2004	2003

Net assets available for benefits per the financial statements	$6,141,951	$5,788,744

Accrued expenses payable	7,504	9,084

Accrued distributions to highly compensated employees	39,788	98,074

Net assets available for benefits per the Form 5500	$6,189,243	$5,895,902

     The following is a reconciliation of additions to net assets per the financial statements to Form 5500 for the year ended December 31, 2004:

2004

Additions to net assets per the financial statements	$1,189,399

Distributions of excess contributions to highly compensated employees	39,788

Net reversal of accrued distributions to highly compensated employees	(27,442)

Expenses netted against participant earnings	(9,651)

Additions to net assets per the Form 5500	$1,192,094

     The following is a reconciliation of deductions from net assets per the financial statements to Form 5500 for the year ended December 31, 2004:

2004

Deductions from net assets per the financial statements	$836,192

Accrued expenses payable, net	1,580

Expenses netted against participant earnings	(9,651)

Distributions of excess contributions to highly compensated employees	70,632

Deductions from net assets per the Form 5500	$898,753

5. SUBSEQUENT EVENTS (UNAUDITED):

     Subsequent to December 31, 2004, the fair value of Horizon Offshore, Inc. common stock within the Plan’s investments has significantly depreciated and may continue to decrease. At December 31, 2004, the fair value of the Plan’s investments in Horizon Offshore, Inc. common stock was approximately $1.4 million compared to approximately $0.3 million at June 20, 2005.

     On March 31, 2005, the Company implemented the first step of its recapitalization plan with the holders of its 16% Subordinated Secured Notes due March 31, 2007 (the 16% Subordinated Notes) and 18% Subordinated Secured Notes due March 31, 2007 (the 18% Subordinated Notes). The first step consisted of closing two senior secured term loans (the Senior Credit Facilities) of $30 million and $40 million with holders and affiliates of holders of the 16% and 18% Subordinated Notes (collectively, the Subordinated Notes) on March 31, 2005. The Company received net proceeds of $44.2 million from the Senior Credit Facilities on April 1, 2005 after repayment of the $25.8 million outstanding, including $0.2 million of accrued interest, under its revolving credit facility with The CIT Group/ Equipment Financing, Inc. (the CIT Group). The Company used the proceeds to pay closing costs and to provide working capital to support its operations and for other general corporate purposes.

     On June 10, 2005, the Company completed the second step of its recapitalization plan by issuing to the holders of its Subordinated Notes 60,000,015 shares of its common stock and one million shares of Series B Mandatorily Convertible Redeemable Preferred Stock (Series B Preferred Stock) in exchange for approximately $85 million aggregate principal amount of Subordinated Notes and all outstanding shares of Series A Redeemable Participating Preferred Stock.

     Upon an amendment to the Company’s amended and restated certificate of incorporation to increase the authorized shares of its common stock to 1.5 billion shares, which is expected to occur on or shortly after September 15, 2005, the Series B Preferred Stock will mandatorily convert into 554,139,356 shares of common stock, which together with the 60,000,015 shares of common stock issued, will on an “as converted” basis be equivalent to 95% of the current aggregate outstanding common stock.

     The issuance of shares of common stock and the mandatory conversion of the Series B Preferred Stock will result in further, significant dilution to the Company’s existing common stockholders and the book value of their shares. Accordingly, any investment in the Company’s common stock will continue to be highly speculative. In order to be able to issue common stock and the Series B Preferred Stock discussed above without the lengthy delay associated with obtaining stockholder approval required under the Nasdaq Marketplace Rules, the Company delisted its shares of common stock from the Nasdaq National Market, effective as of the close of business on April 1, 2005. The Company’s common stock is currently trading over-the-counter.

SCHEDULE I

HORIZON OFFSHORE 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

		Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par or maturity value	Cost	Current value
(a)	(b)	(c)	(d)(1)	(e)

*	Metropolitan Life Insurance Company	Guaranteed Investment Contract, 4.20%, 60,457.40 units		$854,316

	American Century Investment Management	American Century Strategic Allocation: Aggressive Fund, 57,079.62 units		440,084

	American Century Investment Management	American Century Strategic Allocation: Moderate Fund, 39,944.85 units		270,427

	American Century Investment Management	American Century Strategic Allocation: Conservative Fund, 41,530.11 units		232,153

	Janus Capital Corporation	Janus Balanced Fund, 38,803.16 units		824,567

*	Metropolitan Life Insurance Company	MetLife Stock Market Index Guarantee Fund, 1,447.35 units		666,777

	Founders Asset Management	Dreyfus Founders Growth Fund, 32,862.94 units		347,690

	American Century Investment Management	American Century: 20th Century Ultra Fund, 22,272.27 units		657,032

	Janus Capital Corporation	Janus Worldwide Fund, 10,466.95 units		433,436

*	Horizon Offshore, Inc.	Common Stock, $1 par, 581,801 shares		1,351,268

		Cash		8,076

		Total investments		$6,085,826

     *Indicates party in interest.

     (1) Cost information is omitted, as investments are participant-directed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON OFFSHORE 401(k) PLAN
Date: June 29, 2005	By:	/s/ W. Allen Bruns
W. Allen Bruns
Payroll Director

INDEX TO EXHIBITS

Exhibit
Number

     23.1 — Consent of Independent Registered Public Accounting Firm